EXHIBIT 4.5

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following summary describes the common stock of Grom Social Enterprises, Inc., a Florida corporation (“Grom” or the “Company”), which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only the Company’s common stock is registered under Section 12 of the Exchange Act.

DESCRIPTION OF COMMON STOCK

The following description of our common stock is a summary and is qualified in its entirety by reference to our Articles of Incorporation, as amended and our Bylaws, as amended, and by applicable law.

Authorized Capitalization

We have authorized capital stock consisting of 500,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share, of which 2,000,000 shares have been designated as Series A 10% Convertible Preferred Stock and 10,000,000 shares have been designated as Series B 8% Convertible Preferred Stock.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting of the election of directors then standing for election.

Dividend Rights. The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as the board from time to time may determine.

Liquidation and Dissolution Rights. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors.

Other Matters. The common stock is not entitled to pre-emptive rights and is not subject to conversion or redemption.

Anti-Takeover Provisions

Certain provisions of Florida law and our bylaws summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

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Florida Law

The Florida Business Corporation Act (the “FBCA”) contains a control-share acquisition statute that provides that a person who acquires shares in an “issuing public corporation,” as defined in the statute, in excess of certain specified thresholds generally will not have any voting rights with respect to such shares unless such voting rights are approved by the holders of a majority of the votes of each class of securities entitled to vote separately, excluding shares held or controlled by the acquiring person.

The FBCA also provides that an “affiliated transaction” between a Florida corporation with an “interested shareholder,” as those terms are defined in the statute, generally must be approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares, other than the shares beneficially owned by the interested shareholder. The FBCA defines an “interested shareholder” as any person who is the beneficial owner of 10% or more of the outstanding voting shares of the corporation.

These laws could delay or prevent an acquisition.

Special Stockholder Meetings

Our bylaws provide that a special meeting of stockholders may be called by of our board of directors, our President and by a demand delivered to the Company of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

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